1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2004.

Aluminum Corporation of China Limited

(Translation of Registrant’s name into English)

No. 12B Fuxing Road

Haidian District, Beijing

People’s Republic of China 100814

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F                    ☒                     Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

      Yes                      No                     ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)

Date	September 23, 2004	By	/s/ LIU QIANG
Name: Liu Qiang
Title: Company Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liabilities whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ALUMINUM CORPORATION OF CHINA LIMITED*

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2600)

ADJUSTMENT OF ALUMINA PRICE AND

EXCEPTIONAL TRADING VOLUME MOVEMENT

Beginning from September 18, 2004, the Company has adjusted its spot sales price of alumina from Rmb 3,750 per tonne to Rmb 3,930 per tonne.

The Board has noted the increase in trading volume of the shares of the Company today and wishes to state that, save as disclosed in this announcement, the Board is not aware of any reasons for such increase in trading volume.

The Company is the only producer of alumina in China. According to the current domestic and international alumina market and alumina price, Aluminum Corporation of China Limited has adjusted its spot sales price of alumina from Rmb 3,750 per tonne to Rmb 3,930 per tonne beginning from September 18, 2004.

The current CIF price for imported alumina to China is over USD 400 per tonne.

This statement is made at the request of The Stock Exchange of Hong Kong Limited. The Board has noted the increase in trading volume of the shares of the Company today and wishes to state that, save as disclosed in this announcement, the Board is not aware of any reasons for such increase in trading volume.

The Board confirms that save as disclosed in this announcement, there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under Rule 13.23 of the Listing Rules, neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

As at the date of this announcement, the Board comprises Mr. Xiao Yaqing, Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua (Executive Directors), Mr. Joseph C. Muscari, Mr. Chen Xiaozhou (Non-Executive Directors) and Mr. Chiu Chi Cheong, Clifton, Mr. Wang Dianzuo (Independent Non-Executive Directors).

Made by the order of the Board of Aluminum Corporation of China Limited, the Directors of which individually and jointly accept responsibility for the accuracy of this announcement.

By order of the Board of Directors of
Aluminum Corporation of China Limited
Liu Qiang
Company Secretary

September 20, 2004

*	For identification only